FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

GALEN HOLDINGS PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and the Irish Stock Exchange concerning (a) the disposal by Dr. Allen James McClay of 2,530,132 ordinary shares of 10p each of Galen Holdings PLC at a price of L5.35 per share on 29 November 2002; and (b) the press release made by Galen Holdings PLC on 9 December 2002 announcing the acquisition of the United States rights to Sarafem.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: 11 December 2002	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel

<PRESS RELEASE>

GALEN HOLDINGS PLC

ACQUIRES SARAFEM RIGHTS FROM LILLY FOR US$295 MILLION

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, US, 9 December 2002. Galen Holdings PLC (LSE: GAL, Nasdaq: GALN) ("Galen"), the international pharmaceutical company, announces today that it has entered into, through its subsidiary Galen (Chemicals) Limited, a conditional agreement to acquire the US sales and marketing rights to Sarafem from Eli Lilly and Company ("Lilly"). The agreement is conditional on US regulatory approval.

Sarafem is a US Food and Drug Administration-approved prescription treatment for pre-menstrual dysphoric disorder ("PMDD"), a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem generated sales of approximately US$85 million in the US in the year ended 31 December 2001.

The consideration for the Sarafem rights is US$295 million, payable in cash, which will be financed from current resources. The US$295 million consideration to be paid will be capitalised in Galen's consolidated balance sheet under intangible fixed assets.

As part of this transaction, the parties have also entered into a separate supply agreement, pursuant to which Lilly will continue to manufacture Sarafem for Galen for the next 3 years.

Commenting on the news, Roger Boissonneault, CEO of Galen, said; "This is an excellent addition to Galen's women's healthcare franchise in the US, where it will complement our existing product range. The increasing awareness of PMDD amongst the medical community presents us with a great opportunity to develop this recently launched product."

Galen is an international pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, US. The Galen group of companies develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the group's sales and marketing divisions in the UK, Ireland and the US.

Enquiries:

Galen Holdings PLC

David Kelly, Sr. Vice President, Finance and Planning.

+44 (0) 283 833 4974

Financial Dynamics

Sophie Pender-Cudlip / Francetta Carr

+ 44 (0) 207 831 3113

For further information on Galen, please visit www.galenplc.com

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.